Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Industrial Property Trust Inc.:

We consent to the use of our reports dated March 5, 2015, with respect to the consolidated balance sheets of Industrial Property Trust Inc. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, equity and cash flows for the years ended December 31, 2014 and 2013 and for the period from Inception (August 28, 2012) to December 31, 2012, and the related financial statement schedule, which are incorporated by reference in Post-Effective Amendment No. 8 to the Registration Statement (No. 333-184126) on Form S-11, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Denver, Colorado

August 14, 2015